SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON on Track for 2008 Targets / Full Year Guidance Confirmed / Compound Common-Platform Systems Dominate Demand / Continued Silicon Weakness in Line with Market Conditions

AACHEN, Germany--(BUSINESS WIRE)--October 30, 2008--AIXTRON AG, a leading provider of deposition equipment to the semiconductor industry, today announced the company's financial results for the first nine months of 2008.

	2008	2007	+/-	2008	2007	+/-
(million EUR)	9M	9M		Q3	Q3
Revenues	192.1	160.7	20%	63.9	51.7	24%
Gross profit	77.3	62.4	24%	26.9	19.9	35%
Gross margin	40%	39%	1 pp	42%	39%	3 pp
Operating result (EBIT)	25.0	16.4	53%	7.5	5.0	50%
EBIT-margin	13%	10%	3 pp	12%	10%	2 pp
Net result	18.9	14.8	28%	5.5	3.4	65%
Net result margin	10%	9%	1 pp	9%	6%	3 pp
Net result per share - basic (EUR)	0.21	0.17	24%	0.06	0.04	50%
Net result per share - diluted (EUR)	0.21	0.17	24%	0.06	0.04	50%
Free cash flow*	5.5	2.3	139%	-11.0	-0.2	n/a
Equipment Order Intake	210.2	160.8	31%	52.2	70.0	-25%
Equipment Order Backlog (End of Period)	158.1	102.8	54%	158.1	102.8	54%
* Operating CF + Investing CF + Changes in Cash Deposits

Financial Highlights

During the first nine months of 2008, despite a considerably weaker average US Dollar rate than in the same period 2007, AIXTRON recorded Revenues of EUR 192.1m, an increase of 20% compared with the same period last year. The increase in Revenues was largely driven by strong sales of higher margin compound semiconductor deposition equipment to the LED industry.

Gross Profit rose by 24% to EUR 77.3m during the period, yielding a slightly improved Gross Margin of 40% (vs. 39% during 9M/2007). EBIT rose 53% to EUR 25.0m, leading to an operating margin of 13%; EBT increased 58% to EUR 27.6m, and net income came in at EUR 18.9m, up 28%.

In line with the predicted 'digestion' phase of the current investment cycle, total Equipment Order Intake declined 25% sequentially in the third quarter. However, Management still takes a positive view of the EUR 52.2m in New Orders generated in Q3/2008 and the 31% year-on-year increase in cumulative nine months Orders, given the current economic environment.

AIXTRON's cash position continues to be strong: Cash and Cash Equivalents (incl. Cash Deposits) remained virtually unchanged (compared with year end 2007) at EUR 77.2m as of September 30, 2008, and the Company recorded no bank borrowings.

Management Review

Paul Hyland, President & Chief Executive Officer of AIXTRON, comments: 'In the increasingly difficult macroeconomic environment, our strategic focus and financial and operational flexibility are crucially important assets that we are striving to improve further. We believe that our 'pure-play' market-led developments and the flexible manufacturing strategies are exactly the focused approach required in the volatile market environment we are having to contend with. Our order intake recognition policy remains conservative and consequently we have not recorded any order cancellations to date. We continue to have a strong cash position and a debt-free balance sheet. Operationally, we have worked very hard in recent years not only to raise the competitiveness of our products, but also to enhance our manufacturing processes. We continue to see and are pursuing very real opportunities to further improve our manufacturing profitability in the coming year. All of this stands us in good stead for the current challenge, and will allow us to continue to lead the field when conditions improve. I am also pleased to be able to say that AIXTRON will deliver on its original full-year guidance.'

Outlook

AIXTRON Management reiterates its now refined full-year 2008 guidance for Total Revenue of EUR 270m and an EBIT Margin of 12%.

Financial Tables

The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on http://www.aixtron.com, section 'Investors/Reports/Financial Reports', as part of AIXTRON's Group interim report for the first nine months of 2008.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, October 30, 2008, 3:00 p.m. CET (7:00 a.m. PDT, 10:00 a.m. EDT) to review the 9 Months 2008 results. From 2:45 p.m. CET (6:45 a.m. PDT, 9:45 a.m. EDT) you may dial in to the call at +49 (30) 86871-786 or +1 (212) 444-0296. The presentation document reviewing the half year results can be downloaded from http://www.aixtron.com, section 'Investors/Presentations/IR Presentation'. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Conference Call', following the call.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: http://www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Language:	English
Issuer:	AIXTRON AG Kackertstr. 15-17
52072 Aachen
Deutschland
Phone:	+49 (241) 8909-444
Fax:	+49 (241) 8909-445
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ
Indices:	TecDAX Listed: Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Stuttgart, München, Düsseldorf; Terminbörse EUREX; Foreign Exchange(s) Nasdaq

CONTACT:
AIXTRON AG
Investor Relations and Corporate Communications
Phone: +49 241 8909 444
Fax: +49 241 8909 445
invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	October 30, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO